EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

September 16, 2013	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

CORAL GETS GREEN LIGHT FROM US BUREAU OF LAND MANAGEMENT

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that its US subsidiary Coral Resources Inc. has received a notice from the US Bureau of Land Management (“BLM”) which includes the Decision on the Robertson Project Amendment to the Exploration Plan of Operations (“A-EPO”) and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”)

The decision includes conditions of approval which are very straight forward. It means that after posting, an increased reclamation bond and compliance with the Nevada Division of Environmental Protection (“NDEP”) Bureau of Mining Regulation and Reclamation (BMRR) Coral can proceed with the programs of drilling and test pit mining that were recommended in the January 2012 Preliminary Economic Assessment on the Robertson Property.

Background

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting” or “SRK”), our environmental compliance and permitting consultants, submitted an A-EPO to the BLM and the NDEP to allow us to carry out our work plan. A setback occurred when the BLM declined our drilling permit application because it deemed our existing Environmental Assessment (“EA”) was out of date. In June 2010, we withdrew our original A-EPO when the BLM determined that a new EA of the Robertson property would be required. We immediately commissioned SRK Consulting to commence work on the new EA which was to include third party studies on archeological, air quality, water, rodents, migratory species, raptors, reptiles, vegetation, insects and endangered species, as well as addressing a number of other environmental issues. As Coral anticipated, the work did not locate native religious sites or burial grounds, endangered species, etc. On September 24th, 2012, Coral announced that SRK had completed and submitted the EA to the BLM. After BLM review, comment period, and several amendments SRK finalized the EA and re-filed it in June 2013 which then went out for public comment which resulted in no significant challenges.

Compliance with the EA process was mandatory and has virtually prohibited exploration and development on the Robertson Property since 2010.

“We are extremely relieved that this process is now behind us and we are now able to move forward towards prefeasibility. We would like to thank all of our loyal shareholders for supporting us during this very challenging time and look forward to much better times ahead.”

– David Wolfin, President, CEO & Director, Coral Gold Resources Ltd.

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.